Exhibit 99.1

Itaú Corpbanca and subsidiaries As of and for the three-month period ended March 31, 2019 and 2018

The financial information of Itaú Corpbanca as of and for the three-month period ended March 31, 2019 and 2018 has been published on our website in accordance with Circular N° 18 of the Superintendency of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras, or SBIF) dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by SBIF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the SBIF.

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million	Mar’19	Mar’18
Total Loans	21,693,864	20,613,835
Total Assets	29,602,034	28,733,496

Deposits and other demand liabilities	4,341,345	4,113,471
Time deposits and other time liabilities	9,966,450	10,126,911
Interbank borrowings	2,277,389	2,364,556
Debt instruments issued	6,305,812	5,731,623

Equity	3,564,279	3,449,420
Total equity attributable to equity holders of the bank	3,338,116	3,229,510
Non-controlling interest	226,163	219,910

        YTD CONSOLIDATED INCOME STATEMENT

In Ch$ million	3M’19	3M’18	3M’19 (*)	3M’18 (*)
Net operating profit before provision for loan losses	260,691	270,509	273,852	278,867
Provisions for loan losses	(47,857)	(52,487)	(51,134)	(54,110)
Total operating expenses	(180,045)	(181,953)	(180,045)	(181,953)
Operating income (Loss)	32,789	36,069	42,674	42,804
Income from investments in companies	910	1,273	910	1,273
Operating income before income taxes	33,699	37,342	43,584	44,077
Income taxes	3,033	5,689	(12,918)	(1,046)
Consolidated income	30,666	43,031	30,666	43,031

Net income attributable to holders of the bank	28,252	43,031	28,252	43,031
Non-controlling interest	2,414	271	2,414	271

(*) Includes the reclassification of our foreign exchange gain or loss generated by hedge positions that neutralize the impacts of foreign exchange rate movements on the fiscal value of our investments abroad and on our loan loss provisions associated with our foreing currency loans.

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

Jonathan Covarrubias Hernández	Manuel Olivares Rossetti
Chief Accounting Officer	Chief Executive Officer